UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70431 / September 18, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15419

In the Matter of

AIMS WORLDWIDE, INC.,
APOLLO CAPITAL GROUP, INC.,
COMMUNITYSOUTH FINANCIAL CORP.,
LAST MILE LOGISTICS GROUP, INC.,
MADE IN AMERICA ENTERTAINMENT, INC.,
MILLENIA HOPE, INC., and
WINFIELD CAPITAL CORP.

ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on August 14, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary and the Division of Enforcement have provided evidence that the OIP was served on Respondents on August 15, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers to the OIP were due within ten days after service of the OIP, or by August 28, 2013. See OIP at 4; 17 C.F.R. § 201.220(b). On September 3, 2013, Respondents were ordered to show cause by September 13, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

AIMS Worldwide, Inc. (AIMS) (CIK No. 1094363), is a dissolved Nevada corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AIMS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30,

2010. As of August 2, 2013, the common stock of AIMS was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Apollo Capital Group, Inc. (Apollo Capital) (CIK No. 1444702), is a dissolved Florida corporation located in Aventura, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apollo Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010. As of August 2, 2013, the common stock of Apollo Capital was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CommunitySouth Financial Corp. (CommunitySouth) (CIK No. 1295879) is a South Carolina corporation located in Easley, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CommunitySouth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $9,002,000 for the prior nine months. As of August 2, 2013, the common stock of CommunitySouth was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Last Mile Logistics Group, Inc. (Last Mile) (CIK No. 1379926), is a Florida corporation located in Elkridge, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Last Mile is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $132,266 for the prior three months. As of August 2, 2013, the common stock of Last Mile was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Made in America Entertainment, Inc. (Made in America) (CIK No. 1058056), is a Florida corporation located in Longwood, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Made in America is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $1,031,749 for the prior six months. As of August 2, 2013, the common stock of Made in America was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Millenia Hope, Inc. (Millenia) (CIK No. 1060827), is a void Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Millenia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008, which reported a net loss of $849,720 for the prior three months. As of August 2, 2013, the common stock of Millenia was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Winfield Capital Corp. (Winfield) (CIK No. 936404) is a dissolved New York corporation located in Washington, D.C., with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Winfield is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2005, which reported a net decrease in shareholder's equity resulting from operations of $460,358 for the prior three months. The Commission suspended trading in the securities of Winfield for ten business days commencing on May 14, 2012. Exchange Act Rel. No. 66980 (May 14, 2012). As of August 2, 2013, the common stock of Winfield was traded on the over-the-counter markets.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AIMS Worldwide, Inc., Apollo Capital Group, Inc., CommunitySouth Financial Corp., Last Mile Logistics Group, Inc., Made in America Entertainment, Inc., Millenia Hope, Inc., and Winfield Capital Corp. are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge